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Notice of Annual and Special Meeting
of Common Shareholders
Friday, May 28, 2004
Management Proxy Circular

AGNICO-EAGLE MINES LIMITED

Suite 500
145 King Street East
Toronto, Ontario
M5C 2Y7

2004 ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

Date:	Friday, May 28, 2004
Time:	10:00 a.m. (Toronto time)
Place:	Toronto Hilton Toronto I Room 145 Richmond Street West Toronto, Ontario
Business of the Meeting:	(1)	Approval of amendments to the Corporation's Stock Option Plan;
	(2)	Receipt of the financial statements of the Corporation for the year ended December 31, 2003 and the auditors' report on the statements;
	(3)	Election of directors;
	(4)	Appointment of auditors;
	(5)	Consideration of any other business, which may be properly brought before the Annual and Special Meeting of Common Shareholders.

                        By order of the Board of Directors

                        DAVID GAROFALO
                        Vice-President, Finance & Chief Financial Officer
                        March 31, 2004

MANAGEMENT PROXY CIRCULAR

        This Management Proxy Circular is furnished in connection with the solicitation by the management of Agnico-Eagle Mines Limited of proxies for the use at the Corporation's Annual and Special Meeting of Common Shareholders. Unless otherwise stated, all information in this Circular is given as of March 31, 2004 and all dollar amounts are stated in Canadian dollars.

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

        The management of Agnico-Eagle Mines Limited is soliciting your proxy for use at the Annual and Special Meeting of Common Shareholders.

What will I be voting on?

        You will be voting on:

  •
  election of directors (page 4);

  •
  appointment of Ernst & Young LLP as the Corporation's auditors (page 6);

  •
  amending the Stock Option Plan (page 7); and

  •
  other business brought before the meeting if any other matter is put to a vote.

What else will happen at the meeting?

        The financial statements for the year ended December 31, 2003 together with the auditors' report on these statements will be presented to the meeting.

How will these matters be decided at the meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

        You will have one vote for every common share of the Corporation you own at the close of business on April 12, 2004, the record date for the meeting. To vote shares that you acquired after the record date, you must, no later than the commencement of the meeting:

  •
  request that the Corporation add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How many shares are eligible to vote?

        At the close of business on April 12, 2004, the record date for this meeting, there were 84,602,233 common shares of the Corporation outstanding. Each common share held at that date entitles you to one vote. Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited have filed reports with securities regulators stating that they collectively have control over 12,823,221 common shares of the Corporation (15%). To the knowledge of the directors and senior officers of the Corporation, no other person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

        If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below. If your shares are registered in the name of an intermediary, such as a bank, trust company, or securities broker, please see the instructions below under the heading "How can a non-registered shareholder vote?"

Voting by proxy

        In addition to voting in person at the meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada or the Corporation's address as listed in this Circular. You may also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the meeting by inserting the person's name in the blank space provided in the proxy, striking out the other names, and returning the proxy no later than 48 hours prior to the commencement of the meeting.

        You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the proxy form.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your shares for any matter put to a vote at the meeting and on any ballot, your shares will be voted accordingly. If you do not indicate how you want your shares to by voted, the persons named in the proxy intend to vote your shares in the following manner:

  (i)
  for the election of management's nominees as directors;

  (ii)
  for the appointment of management's nominees as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iii)
  for the proposed amendments to the Corporation's Stock Option Plan; and

  (iv)
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to the Corporation's address (as listed in this Circular) before the last business day preceding the day of the meeting or to the Chairman of the meeting on the day of the meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The cost of this solicitation will be paid by the Corporation.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a trust corporation, securities broker or other financial institution. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the meeting. If you are a non-registered shareholder, you should have received this Circular, together with the proxy from your intermediary. To vote in person at the meeting, follow the instructions set out on the form of proxy, appoint yourself proxyholder, and return the form of proxy. Do not otherwise complete the proxy or voting instruction form sent to you as you will be voting at the meeting.

SECTION 2: BUSINESS OF THE MEETING

         Election of Directors

        The articles of the Corporation provide for a minimum of five and a maximum of twelve directors. The number of directors to be elected is eight as determined by the Board of Directors by resolution passed on April 23, 2003. The names of the proposed nominees for election as directors are listed below. Each director will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed or the position is vacated. Under the Corporation's retirement policy, directors elected or appointed before April 14, 1998 are required to retire at the age of 75 and directors elected or appointed on or after April 14, 1998 are required to retire at the age of 70. The persons named on the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out below and who are all currently directors of the Corporation unless a shareholder has specified in his proxy that his or her common shares are to be withheld from voting for the election of directors. The common share ownership amounts presented in the table do not include common shares underlying immediately exercisable options.

Dr. Leanne M. Baker, 51, of San Francisco, California, is a director of Agnico-Eagle. Dr. Baker currently acts as a consultant to companies in the mining and financial services industries. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker has an M.S. and a Ph.D. in mineral economics from the Colorado School of Mines. Dr. Baker was appointed director of Agnico-Eagle effective January 1, 2003. Dr. Baker is also a director of New Sleeper Gold Corporation, a mining exploration corporation which trades on the TSX Venture Exchange.	Member of the Audit Committee	2,500 common shares 18,000 Options

Douglas R. Beaumont, P.Eng., 71, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997.	Member of the Compensation and Corporate Governance Committees	5,497 common shares 37,000 Options

Sean Boyd, CA, 45, of Newmarket, Ontario, is the President and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Executive Officer in 1998, Mr. Boyd served as Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary-Treasurer during a portion of 1990, and Comptroller from 1985 to 1990 and prior to that was a chartered accountant with Clarkson Gordon. Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also President and Chief Executive Officer of Sudbury Contact Mines Limited ("Sudbury Contact"), a 49.9% equity investee of Agnico-Eagle traded on the TSX. Mr. Boyd is also a director of Golden Goliath Resources Ltd., a junior exploration corporation which trades on the TSX Venture Exchange, and a director of the Mining Association of Canada.		166,860 common shares 470,000 Options

Dr. Alan Green, 69, of Toronto, Ontario, is a director of Agnico-Eagle. Dr. Green is currently a self-employed dentist. Dr. Green is a graduate of the University of Toronto (D.D.S.). Dr. Green has been a director of Agnico-Eagle since August 8, 1995. Dr. Green is also a director of Spruce Ridge Resources Limited, a mining exploration corporation which trades on the TSX Venture Exchange.	Member of the Compensation Committee and Chairman of the Corporate Governance Committee	81,698 common chares(1) 51,500 Options

Bernard Kraft, CA·IFA, C.B.V., A.S.A., C.F.E., 73, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Kraft is a senior partner of the Toronto accounting firm Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Chartered Accountants and a principal in Kraft Yabov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992. Mr. Kraft is also a director of Canadian Shield Resources Inc., a mining exploration corporation which trades on the TSX Venture Exchange.	Chairman of the Audit Committee and Member of the Compensation Committee	5,497 common shares 35,000 Options

Mel Leiderman, CA, TEP, 52, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). Mr. Leiderman was appointed director effective January 1, 2003.	Chairman of the Compensation Committee and Member of the Audit Committee	1,000 common shares 18,000 Options

James D. Nasso, 70, of Toronto, Ontario, is Chairman of the Board of Directors and a director of Agnico-Eagle. Mr. Nasso, recently retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for the past 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B. Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Mr. Nasso is also a director of Sudbury Contact, a 49.9% equity investee of Agnico-Eagle traded on the TSX.	Member of the Audit Committee	17,751 common shares 25,000 Options

Ernest Sheriff, 59, of Toronto, Ontario, is a director of Agnico-Eagle, a position he has held since March 29, 1996. Mr. Sheriff is a self-employed prospector.	Member of the Corporate Governance Committee	10,497 common shares(2) 43,000 Options

(1)
Including 18,804 common shares held by Bonaventure Uranium Mines Limited, over which Dr. Green exercises direction.

(2)
Including 5,000 common shares held by Tower Financial Corporation Limited, a corporation wholly-owned by Ernest Sheriff.

Appointment of Auditors

        The persons named on the enclosed form of proxy intend to vote for the appointment of Ernst & Young LLP as the Corporation's auditors, and for the directors to fix the remuneration of the auditors. Representatives of Ernst & Young LLP are expected to be present at the meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became the Corporation's auditors in 1983. Fees paid to Ernst & Young LLP for 2003 and 2002 are detailed below.

($ thousands)	Year ended December 31, 2003	Year ended December 31, 2002
Audit fees	$230	$234
Employee benefit plan	11	11
Prospectus-related fees	—	383
French translation fees	24	19
Tax fees	152	266
All other fees	—	19

	$417	$932

        Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements and related statutory and regulatory filings.

        Employee benefit plan fees were paid for professional services rendered by the auditors for the audit of the financial statements of the Corporation's employee benefit plans and the related statutory and regulatory filings.

        Prospectus-related fees were paid for professional services rendered by the auditors in connection with the Corporation's November 2002 unit offering of common shares and warrants and the February 2002 offering of Convertible Subordinated Debentures. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, reviewing documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the offerings.

        French translation fees were paid for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime, and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the fees listed above and included fees for access to Ernst & Young LLP publications and due diligence assistance for proposed transactions.

        The audit committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2003 have been mailed to shareholders with this Circular.

Amendment to Stock Option Plan

        The Corporation's Stock Option Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation which is tied to increases in the market value of the Corporation's common shares. Options are granted by the Compensation Committee to eligible employees, directors, officers, and service providers. The exercise price of options granted may not be less than the closing market price of the common shares on the Toronto Stock Exchange on the date of grant. All options granted under the plan expire ten years from the date of grant.

        Currently under the plan, the Corporation has reserved 8,000,000 common shares for issuance under the Stock Option Plan. As at March 31, 2004, 7,746,240 options have been granted under the plan leaving 253,760 options available for future grants. The Compensation Committee considers the Stock Option Plan to be an integral part of overall compensation in order to attract and retain employees with the skills and commitment needed to lead and grow the Corporation's business. The Compensation Committee believes that options should have minimum vesting requirements to provide incentives for meeting long-term goals. Therefore, the Compensation Committee is recommending the following changes to the Corporation's Stock Option Plan:

  1.
  Increase the number of common shares reserved for issuance under the Stock Option Plan by 2,000,000 shares from 8,000,000 to 10,000,000 common shares;

  2.
  Shorten the maximum term of options from 10 to 5 years after the date of grant;

  3.
  Introduce mandatory delayed vesting of options; and

  4.
  Limit the number of stock options issued in any one year to 1% of the Corporation's outstanding shares.

        At the meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix C) to approve the above amendments to the Corporation's Stock Option Plan. If the resolution is approved, the number of common shares available for future option grants will be 2,253,760. As at March 31, 2004, 3,301,400 options granted under the plan were unexercised. The unexercised options together with the shares available for future grants would leave 5,555,160 common shares reserved for issuance under the plan as at March 31, 2004. This amount will represent 6.6% of the 84,596,533 common shares issued and outstanding as of March 31, 2004.

        The Toronto Stock Exchange requires that this resolution be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the increase in shares available for future grants under the Stock Option Plan is subject to regulatory approval.

SECTION 3: COMPENSATION AND OTHER INFORMATION

         Report on Executive Compensation

Compensation Philosophy

        The Corporation's officers have a significant influence on corporate performance and creating shareholder value. With this in mind, the Corporation's philosophy regarding compensation is that it must:

  •
  be competitive in order to attract and retain employees with the skills and commitment needed to lead and grow the Corporation's business;

  •
  provide a strong incentive to achieve the Corporation's goals; and

  •
  ensure that interests of management and the Corporation's shareholders are aligned.

        The compensation paid to the Corporation's officers has three components:

  •
  Base salary and benefits;

  •
  Annual incentive compensation; and

  •
  Long-term incentive compensation in the form of stock options.

        The Compensation Committee reviews each component of compensation for each officer and makes compensation recommendations to the Board of Directors. The Board reviews the recommendations and gives final approval on compensation of the Corporation's officers. The Board has complete discretion over the amount and composition of each officer's compensation.

Base Salary

        Base salary is the principal component of an executive officer's compensation package. Annual base salaries are established using external surveys of average base salaries paid to officers of other mining companies of similar size as the Corporation. Base salary levels take into account the officers' individual responsibility, experience, performance and contribution toward enhancing shareholder value.

Annual Incentive Compensation

        Annual incentive compensation for the Corporation's officers is equally contingent on the Corporation's performance and the individual's contribution to that performance. Annual incentive awards are contingent on achieving various Corporation specific targets such as return on equity and profitability. Annual incentive compensation is capped at 50% of base salary for Mr. Boyd, 40% of base salary for Mr. Scherkus and 35% of base salary for all other vice-presidents of the Corporation. In certain circumstances, the Board my also consider paying bonuses in excess of these caps as was the case in 2003 for Alain Blackburn. For 2003, Mr. Blackburn, was the only officer to receive an annual incentive award. His incentive award of $75,000 was in excess of the 35% cap in recognition of his leadership in the drilling program at the Corporation's Lapa property which culminated with year end gold reserves being reported on that property.

Stock Options

        Stock options tie officers' compensation to increases in the value of the Corporation's common shares and therefore provide an incentive to enhance shareholder value. Grants of stock options are based on three factors:

  •
  the employee's performance;

  •
  the employee's level of responsibility within the Corporation; and

  •
  the number and exercise price of options previously issued to the employee.

        Under the proposed amendments to the Corporation's Stock Option Plan to be considered at the meeting, stock option awards will be subject to mandatory delayed vesting and have a maximum term of five years.

Share Ownership

        In order to align the interests of the Corporation and its officers and employees, the Corporation encourages stock ownership and facilitates this through its incentive share purchase plan. Details of this plan can be found on page 12 of this Circular.

        All of the Corporation's officers own common shares of the Corporation. The following table summarizes each officer's holdings as at March 31, 2004:

Sean Boyd, Director, President and Chief Executive Officer	166,860
Eberhard Scherkus, Executive Vice-President and Chief Operating Officer	46,525
David Garofalo, Vice-President, Finance and Chief Financial Officer	22,834
Barry Landen, Vice-President, Corporate Affairs	68,207
Donald G. Allan, Vice-President, Corporate Development	2,308
Alain Blackburn, Vice-President, Exploration	2,630

Chief Executive Officer's 2003 Compensation

        Mr. Boyd served as President and Chief Executive Officer of the Corporation and received a $600,000 base salary in 2003. In determining the base salary of Mr. Boyd, the Compensation Committee reviewed industry surveys prepared by independent consultants, an internally generated industry survey and public information regarding base salaries paid to chief executive officers of public mining companies of comparable size and complexity. The Committee also considered other factors such as Mr. Boyd's responsibilities and contribution to business performance such as his leadership in connection with the continued pursuit of the Corporation's regional growth strategy. The principal responsibilities of the President and Chief Executive Officer include selecting and appointing senior officers, establishing and monitoring long-term strategic corporate objectives and supervising the Corporation's mining exploration and development activities.

        In setting Mr. Boyd's base salary, the Committee considered the following performance highlights:

  •
  continued leadership in defining regional strategy which led to the acquisition of various properties including Lapa, which reported year end gold reserves for the first time in 2003, and Bousquet which now serves as the Corporation's regional development hub;

  •
  steering Agnico-Eagle through operating challenges and the re-evaluation of the Corporation's mining plan in order to reduce mining risk;

  •
  the successful increase of reserves at the LaRonde Mine; and

  •
  continued rationalization of the Corporation's structure including the implementation of plans to increase Sudbury Contact's independence from the Corporation.

        Despite the individual contributions of Mr. Boyd, given the Corporation's net loss for the year ended December 31, 2003, the Committee decided not to award Mr. Boyd any annual incentive compensation for 2003.

        The foregoing report is submitted by the Compensation Committee of the Board of Directors.

  Mel Leiderman, CA, TEP, Chairman
  Bernard Kraft, CA·IFA, C.B.V., A.S.A., C.F.E.
  Douglas R. Beaumont
  Dr. Alan Green

Composition of Compensation Committee

        The Compensation Committee consists of Mel Leiderman, Bernard Kraft, Doug Beaumont and Dr. Alan Green. Mr. Leiderman joined the Committee in June 2003. None of the members of the Committee is an officer or employee or former officer or employee of the Corporation or any of its subsidiaries and all of the members are considered to be unrelated to and independent from the Corporation.

Compensation of Officers

        The executive officers of the Corporation are:

  •
  Sean Boyd, President and Chief Executive Officer

  •
  Eberhard Scherkus, Executive Vice-President and Chief Operating Officer

  •
  David Garofalo, Vice-President, Finance and Chief Financial Officer

  •
  Barry Landen, Vice-President, Corporate Affairs

  •
  Donald G. Allan, Vice-President, Corporate Development

  •
  Alain Blackburn, Vice-President, Exploration

        Anton Adamcik was the Vice-President, Environment of the Corporation until his retirement on March 1, 2004. Mr. Adamcik continues to provide services to the Corporation as a consultant and has entered into a consulting agreement with the Corporation in consideration of enhanced pension and other benefits.

        The Summary Compensation Table details compensation during the three fiscal years ended December 31, 2003 for the President and Chief Executive Officer and the four other most highly compensated officers (collectively the "Named Executive Officers") of the Corporation measured by base salary and bonus earned during the fiscal year ended December 31, 2003.

Summary Compensation Table — Agnico-Eagle Mines Limited

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)	Securities Under Options	All Other Compensation (1)
Sean Boyd President and Chief Executive Officer	2003 2002 2001	600,000 555,481 455,000		— 275,000 225,000	— 225,000 63,750	30,574 27,701 27,480
Eberhard Scherkus Executive Vice-President and Chief Operating Officer	2003 2002 2001	435,000 402,596 330,000		— 150,000 175,000	— 135,000 37,000	23,074 22,430 21,420
David Garofalo Vice-President, Finance and Chief Financial Officer	2003 2002 2001	290,000 270,096 220,000		— 88,000 73,000	— 75,000 18,000	3,324 15,896 13,060
Donald G. Allan Vice-President, Corporate Development	2003 2002 2001	220,000 200,000 —	(2)	— 45,000 —	— 50,000 —	13,376 6,250 —
Alain Blackburn Vice-President, Exploration	2003 2002 2001	175,000 152,885 135,000		75,000 36,000 20,000	— 25,000 —	13,376 13,830 13,642
(1)
Consists of annual contributions made by the Corporation on behalf of the Named Executive Officers under the Corporation's defined contribution pension plan (see "Pension Arrangements") and premiums paid for term life insurance for the Named Executive Officers.

(2)
Mr. Allan joined the Corporation in May 2002. This amount represents his annualized salary as if he had been employed for the full year.

        Each of the Named Executive Officers also serves as an executive officer of Sudbury Contact, a 49.9% equity investee of the Corporation. None of the executive officers receives separate or additional remuneration from Sudbury Contact as it is understood that their positions in the Corporation include the provision of services to Sudbury Contact. The executive officers are entitled to receive option grants as determined by the Board of Directors of Sudbury Contact.

Stock Option Plan

        Under the Corporation's Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees, and service providers of the Corporation. The exercise price of options granted may not be less than the closing market price for the common shares of the Corporation on The Toronto Stock Exchange on the day prior to the date of grant. Shareholders are being asked to vote at this meeting on amendments to the Stock Option Plan recommended by the Compensation Committee to reduce the maximum term of options from ten to five years; to limit the number of stock options issued in any one year to 1% of the Corporation's shares outstanding; and to introduce mandatory delayed vesting of options.

        As discussed on page 7, the Compensation Committee is also recommending an increase of 2,000,000 common shares reserved for issuance under the Stock Option Plan from 8,000,000 to 10,000,000 common shares. Should shareholders approve this recommendation, the maximum amount of shares issuable under the Stock Option Plan (which includes options available for future grants and unexercised options) would be 6.6% of the Corporation's 84,596,533 common shares outstanding as at March 31, 2004.

        In July, 2003, the Corporation's Stock Option Plan was amended to restrict the entitlement to loans, guarantees or other support arrangements to facilitate option exercises to eligible persons who are not directors or officers of the Corporation. During 2003, no loans, guarantees or other financial assistance was provided under the plan.

        During 2003, no options were granted to the Named Executive Officers under the Corporation's Stock Option Plan. The Named Executive Officers were granted options under Sudbury Contact's Stock Option Plan. The following table details stock option awards received by the Named Executive Officers from Sudbury Contact during December 31, 2003.

Option grants of Sudbury Contact Mines Limited during the most recently completed financial year

Name	Securities Under Options	% of Total Option Grants in Year	Exercise Price	Market Value of Underlying Options on Date of Grant	Expiration Date
Sean Boyd	82,000	14.44%	2.67	2.67	February 14, 2013
Eberhard Scherkus	60,000	10.56%	2.67	2.67	February 14, 2013
David Garofalo	35,000	6.16%	2.67	2.67	February 14, 2013
Donald G. Allan	35,000	6.16%	2.67	2.67	February 14, 2013
Alain Blackburn	50,000	8.80%	2.67	2.67	February 14, 2013

        The following tables show, for each Named Executive Officer, the number of common shares acquired through the exercise of stock options of the Corporation and Sudbury Contact during the year ended December 31, 2003, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2003. The value realized upon exercise is the difference between the market value of the Corporation's common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2003 is the difference between the exercise price of the options and the market value of the Corporation's common shares on December 31, 2003, which was $15.63 per share of the Corporation's common stock and $1.90 per share of Sudbury Contact common stock.

Aggregate option exercises during the year ended December 31, 2003 and year end option values

			Unexercised options at December 31, 2003		Value of unexercised in the money options at December 31, 2003 ($)
Name	Securities acquired at exercise	Aggregate value realized ($)
			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
Agnico-Eagle Mines Limited
Sean Boyd	33,950	214,859	455,000	15,000	913,100	78,450
Eberhard Scherkus	Nil	Nil	351,200	10,000	942,946	52,300
David Garofalo	Nil	Nil	98,000	5,000	139,450	26,150
Donald G. Allan	Nil	Nil	50,000	Nil	Nil	n/a
Alain Blackburn	Nil	Nil	106,000	2,000	46,780	10,460
Sudbury Contact Mines Limited
Sean Boyd	Nil	Nil	400,000	Nil	180,000	Nil
Eberhard Scherkus	Nil	Nil	260,000	Nil	112,500	Nil
David Garofalo	Nil	Nil	145,000	Nil	54,000	Nil
Donald G. Allan	Nil	Nil	65,000	Nil	Nil	Nil
Alain Blackburn	Nil	Nil	150,000	Nil	45,000	Nil

        The following table shows as at December 31, 2003, compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	2,845,150	$14.85	279,000
Equity compensation plans not approved by shareholders	0	0	0

Incentive Share Purchase Plan

        In 1997, the shareholders of the Corporation approved the Share Purchase Plan to encourage directors, officers and full-time employees of the Corporation to purchase common shares of the Corporation. Full-time employees who have been continuously employed by the Corporation or its subsidiaries for at least twelve months are eligible each January 1 to participate in the Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Directors may contribute up to 100% of their annual Board and committee retainer fees. The Corporation contributes an amount equal to 50% of the individual's contributions and issues shares which have a market value equal to the aggregate (individual and Corporation) contributions. The Corporation has reserved 1,349,659 common shares for issuance under the plan.

Pension Arrangements

        The four individual Retirement Compensation Arrangement Plans (RCA Plans) for Mr. Boyd, Mr. Scherkus, Mr. Adamcik and Mr. Landen provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Corporation, less the annual pension payable under the Corporation's basic defined contribution plan. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank.

        The following chart provides illustrations of the total estimated pension payable from both the RCA Plans and the basic defined contribution plan assuming various current pensionable earnings, current ages and total years of service to retirement at age 60. In all cases, it was assumed that current pensionable earnings would increase at the rate of 3% per annum, compounded annually.

		Total Years of Service with the Corporation to Age 60 (1)(2)
Current Earnings	Current Age
		15 years	20 years	25 years	30 years	35 years
$150,000	45	$66,100	$88,100	$110,100	$132,200	$154,200
	50	57,000	76,000	95,000	114,000	133,000
	55	49,200	65,600	82,000	98,300	114,700
	60	42,400	56,600	70,700	84,800	99,000
$200,000	45	$88,100	$117,500	$146,900	$176,200	$205,600
	50	76,000	101,300	126,700	152,000	177,300
	55	65,600	87,400	109,300	131,100	153,000
	60	56,600	75,400	94,300	113,100	132,000
$300,000	45	$132,200	$176,200	$220,300	$264,300	$308,400
	50	114,000	152,000	190,000	228,000	266,000
	55	98,300	131,100	163,900	196,700	229,500
	60	84,800	113,100	141,400	169,700	197,900
$400,000	45	$176,200	$235,000	$293,700	$352,400	$411,200
	50	152,000	202,700	253,400	304,000	354,700
	55	131,100	174,800	218,500	262,300	306,000
	60	113,100	150,800	188,500	226,200	263,900
$450,000	45	$198,300	$264,300	$330,400	$396,500	$462,600
	50	171,000	228,000	285,000	342,000	399,000
	55	147,500	196,700	245,900	295,000	344,200
	60	127,300	169,700	212,100	254,500	296,900
$550,000	45	$242,300	$323,100	$403,800	$484,600	$565,400
	50	209,000	278,700	348,400	418,000	487,700
	55	180,300	240,400	300,500	360,600	420,700
	60	155,500	207,400	259,200	311,100	362,900
$600,000	45	$264,300	$352,400	$440,600	$528,700	$616,800
	50	228,000	304,000	380,000	456,000	532,000
	55	196,700	262,300	327,800	393,400	458,900
	60	169,700	226,200	282,800	339,300	395,900
$700,000	45	$308,400	$411,200	$514,000	$616,800	$719,600
	50	266,000	354,700	443,400	532,000	620,700
	55	229,500	306,000	382,500	458,900	535,400
	60	197,900	263,900	329,900	395,900	461,900

        At December 31, 2003, the four individuals under the RCA Plans had the following years of service:

•	Mr. Boyd	18 years
•	Mr. Scherkus	18 years
•	Mr. Landen	23 years
•	Mr. Adamcik	30 years

        The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, and unusual payments. Mr. Adamcik retired on March 1, 2004.

Employment Contracts/Termination Arrangements

        The Corporation has employment agreements with all executive officers which provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. The agreements were amended in December 2002 and provide minimum annual base salaries for the Named Executive Officers as follows:

•	Mr. Boyd	$600,000
•	Mr. Scherkus	$435,000
•	Mr. Garofalo	$290,000
•	Mr. Allan	$220,000
•	Mr. Blackburn	$175,000

        These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. If the individual agreements are terminated other than for cause, death or disability, or upon their resignations following certain events, all of the above named individuals would be entitled to a payment equal to two and one-half times the annual base salary at the date of termination plus an amount equal to two and one-half times the annual bonus (averaged over the preceding two years) and a continuation of benefits for up to two years or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  a substantial alteration of responsibilities;

  •
  a reduction of base salary or benefits;

  •
  an office relocation of greater than 50 miles;

  •
  a failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Corporation.

  Compensation of Directors

        Mr. Boyd, who is a director, and is also the President and Chief Executive Officer of the Corporation, receives no remuneration for his services as a director.

        The table below summarizes the annual retainers and attendance fees paid to the other directors during the year ended December 31, 2003. On March 17, 2004, the Compensation Committee decided to implement changes to the directors' compensation structure to improve corporate governance practices and to compensate directors for the increased risk, workload and responsibilities demanded by their positions.

	Compensation paid during the year ended December 31, 2003	New compensation effective July 1, 2004
Annual board retainer	$18,000	$20,000
Annual retainer for Chairman of the Board	$50,000	$50,000
Annual retainer for Chairman of the Audit Committee	$3,000	$7,500
Annual retainer for chairpersons of other Board committees	$3,000	$5,000
Board meeting attendance fee	$1,000	$1,500
Long-distance Board meeting attendance fee	$1,500	$2,000
Board meeting phone attendance fee	$1,000	$750

        In addition to the changes made to the annual retainers and attendance fees, on March 17, 2004, the Compensation Committee also implemented the following changes related to director compensation.

  •
  To align the interests of directors with those of shareholders, directors, other than Mr. Boyd, are now required to own the equivalent of at least three years of their annual retainer fee in the Corporation's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in the Corporation's Incentive Share Purchase Plan.

  •
  Each director, other than Mr. Boyd, will be eligible to be granted a maximum of 7,500 options per year under the Corporation's Stock Option Plan. Individual grants will be determined annually by the Compensation Committee based on performance evaluations for each director.

        During the year ended December 31, 2003, the Corporation issued a total of 8,732 common shares under the Corporation's Incentive Share Purchase Plan to directors.

        Mr. Nasso and Mr. Boyd are also directors of Sudbury Contact, a 49.9% equity investee of the Corporation. Sudbury Contact pays its directors a board meeting attendance fee of $300 per meeting. Mr. Boyd is also the President and Chief Executive Officer of Sudbury Contact and therefore does not receive remuneration for his services as a director. During the year ended December 31, 2003, Mr. Nasso, in his capacity as chairman and a director of Sudbury Contact, was awarded 25,000 options to purchase common shares of Sudbury Contact under Sudbury Contact's Stock Option Plan.

Indebtedness of Directors, Executive Officers and Senior Officers

        Throughout the year ended December 31, 2003, there was no outstanding indebtedness to the Corporation by any of its officers or directors made in connection with the purchase of securities of the Corporation. Throughout the year ended December 31, 2003 and as at March 31, 2004, the only officer indebted to the Corporation was Alain Blackburn, Vice-President, Exploration. The loan advanced by the Corporation to Mr. Blackburn was for the purchase of a residence as a relocation incentive. The loan is secured by a second mortgage on the residence of Mr. Blackburn which provides for full recourse against the assets of Mr. Blackburn. As at December 31, 2003, the amount outstanding under this loan was $102,500. As at March 31, 2004, the amount outstanding under this loan was $101,250. The highest aggregate amount of indebtedness outstanding under the loan in 2003 was $107,500. The Corporation will no longer make loans to officers under any circumstances.

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Corporation's common shares on December 31, 1998 with the cumulative total return for each of The S&P/TSX Composite Index and The Toronto Stock Exchange Gold and Precious Minerals Total Return Index (the "TSX Gold Index") over the five-year period ended December 31, 2003 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in Agnico-Eagle common shares, made at December 31, 1998, would be worth in each of the five years following the initial investment.

Additional Items

Corporate Governance

        Under the rules of the Toronto Stock Exchange, the Corporation is required to disclose information relating to its system of corporate governance. The Corporation's corporate governance disclosure is set out in Appendix B to this Circular under the heading "Corporate Governance". In addition to describing the Corporation's governance practices with reference to the rules of the Toronto Stock Exchange, Appendix B to this Circular indicates how these governance practices align with the requirements and U.S. Securities and Exchange Commission regulations under the Sarbanes-Oxley Act of 2002 and the proposed amendments under the rules of the Toronto Stock Exchange and the New York Stock Exchange.

        The Board of Directors and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Corporation has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Corporation has also revised the charters for the Audit Committee, the Compensation Committee and the Governance Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

Directors' and Officers' Liability Insurance

        The Corporation has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Corporation. The premium for these policies for the period from December 31, 2003 to December 31, 2004 is $477,330. The policies provide coverage of up to $25 million per occurrence, to a maximum of $25 million per annum. There is no deductible for directors and officers and a $250,000 deductible for each claim made by the Corporation ($1 million deductible for securities claims). The insurance applies in circumstances where the Corporation may not indemnify its directors and officers for their acts or omissions.

Additional Information

        The Corporation is a reporting issuer under the securities acts of all the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. To obtain a copy of any of the following documents, please contact the Vice-President, Corporate Affairs:

  •
  the Corporation's most recent Annual Information Form consisting of the Corporation's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934;

  •
  the Corporation's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2003, which includes the Corporation's financial information;

  •
  any interim financial statements of the Corporation subsequent to the financial statements for the year ended December 31, 2003; and

  •
  Management Proxy Circular.

        Alternatively, these documents may be viewed at the Corporation's website at http://www.agnico-eagle.com or on the SEDAR website at http://www.sedar.com.

General

        Management knows of no matters to come before the meeting other than matters referred to in the Notice. However, if any other matters which are not now known to management should properly come before the meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Corporation has approved the content and sending of this Management Proxy Circular.

                        March 31, 2004

                        DAVID GAROFALO
                        Vice-President, Finance & Chief Financial Officer

APPENDIX A:

RECORD OF ATTENDANCE BY DIRECTORS

Director	Board Meetings Attended		Committee Meetings Attended
Leanne M. Baker	9 of 9		2 of 2	(1)
Douglas R. Beaumont, P.Eng.	9 of 9		4 of 4
Sean Boyd, CA	9 of 9		N/A
Dr. Alan Green	8 of 9		4 of 4
Bernard Kraft, CA	8 of 9		6 of 6
Mel Leiderman, CA, TEP	8 of 9		6 of 6
James D. Nasso	9 of 9		4 of 4
Ernest Sheriff	8 of 9		2 of 2
John T. Clement, Q.C.	4 of 4	(2)	N/A

(1)
Ms. Baker was appointed to the Audit Committee in July of 2003.

(2)
Mr. Clement retired from the Board in June of 2003.

APPENDIX B:

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Corporation is required under the By-laws of the Toronto Stock Exchange ("TSX") to make disclosure of its corporate governance practices and provide a description of the Corporation's system of corporate governance with specific reference to the guidelines (the "TSX Guidelines") set out in the TSX Company Manual. Where the Corporation's system is different from any of those guidelines or where the guidelines do not apply, the Corporation must provide an explanation of the differences or their inapplicability.

        The following Statement of Corporate Governance Practices has been prepared by the Board's Governance Committee and approved by the Board of Directors.

        The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Corporation's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Corporation's particular circumstance. The Corporation's governance practices are subject to review and evaluation through the Board's Governance Committee to ensure that, as the Corporation's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Board of Directors and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Corporation has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Corporation has also revised the charters for the Audit Committee, the Compensation Committee and the Governance Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

        Details of the Corporation's corporate governance practices and the responsibilities of the Board, with reference to the enumerated TSX Guidelines, are addressed below.

1.    The Board should explicitly assume responsibility for stewardship of the Corporation, and specifically should assume responsibility for the following matters: (i) adoption of a strategic planning process, (ii) identification of principal risks of the business and implementation of systems of risk management, (iii) provision for succession planning, including appointment, training and monitoring of senior management, (iv) establishment of a communications policy and (v) the integrity of the Corporation's internal control and management information systems.

        The Board's responsibility is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.

        In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board's strategic planning process consists of an annual review of the Corporation's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the President and advises management in the development of a corporate strategy to achieve those objectives.

        The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters. The Board reviews the principal risks inherent in the Corporation's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks.

        The Board considers the Corporation's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Corporation conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Corporation, as well as meeting with individual investors and other stakeholders. Senior management reports regularly to the

Board on these matters. The Board reviews and approves the Corporation's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and management information circular. The Board has a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board, directly and through its Audit Committee, also assesses the integrity of the Corporation's internal control and management information systems.

        The Board meets at least six times a year and more frequently if required. In 2003, the Board held nine meetings.

2.    The Board should be constituted with a majority of individuals who qualify as unrelated directors.

        The Board currently consists of eight directors. The Board believes that seven of its eight current members are "unrelated" within the meaning of the TSX Guidelines. With the exception of Mr. Boyd, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Corporation. In reaching this determination, the Board considered the circumstances and relationships with the Corporation and its affiliates of each of its directors. In determining that all directors except Mr. Boyd are independent, the Board took into consideration the fact that none of the remaining directors is an officer or employee of the Corporation or party to any material contract with the Corporation and that none receives remuneration from the Corporation in excess of directors' fees, grants and grants of stock options.

        Mr. Boyd is considered related because he is an officer of the Corporation. All directors, other than Mr. Boyd, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

3.    The Board, in the case of a corporation with a significant shareholder, should disclose whether the Board is constituted with the appropriate number of directors which are not related to either the Corporation or the significant shareholder.

        The Corporation's common shares are widely held and it has no "significant shareholder" with the ability to exercise a majority of the votes for the election of directors to the Board.

4.    The Board should appoint a committee of directors composed exclusively of non-management directors and unrelated directors, that is responsible for the appointment and assessment of directors.

        The Corporation's Governance Committee (see description of Governance Committee under guideline number 9) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

5.    The Board should implement a process for assessing the effectiveness of the Board, its committees and individual directors.

        See description of Governance Committee under guideline number 9.

6.    The Board should provide an orientation and education program for new directors.

        The Corporation does not have a formal orientation and education program for new directors. However, all but two of the current directors have been members of the Board for several years and are well versed in the business of the Corporation. In addition, the two new members of the Board have attended orientation sessions and have been provided with all documentation relating to the policies and procedures of the Corporation.

7.    The Board should examine the size of the Board, with specific reference to its effectiveness.

        The size and composition of the Board is subject to periodic review by the Governance Committee.

8.    The Board should review compensation of directors in light of risks and responsibilities.

        Remuneration is paid to the Corporation's directors based on several factors, including time commitments, risk workload, and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. On March 17, 2004, due to increased risk and workload, the Compensation Committee decided to amend the compensation of directors. For a summary of these changes, please see "Executive Compensation — Compensation of Directors" and the description of the Compensation Committee under guideline number 9.

9.    The Board should ensure that its committees are generally composed of only outside directors, a majority of whom are unrelated directors.

        The Board has three Committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

Audit Committee

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Corporation's financial reports and information;

  •
  the Corporation's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Corporation's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Corporation's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Corporation and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        On April 23, 2003, the Corporation amended and restated the Audit Committee charter to incorporate the requirements of SOX, the new TSX Listing Standards, the TSX and NYSE Amendments. The amended Charter provides that each member of the Audit Committee must be unrelated to and independent from the Corporation, as these terms are defined in the Proposed TSX and NYSE Amendments. In addition, each member must be financially literate and at least one member of the Audit Committee must be a financial expert, as the term is defined in SOX.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Corporation's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Corporation's financial statements and any litigation, claim or other contingency that could have a material effect upon the Corporation's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Corporation's accounting and financial systems. The Audit Committee reviews and discuses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for considering the appointment and remuneration of external auditors. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Mr. Nasso, Mr. Leiderman, Mr. Kraft and Ms. Baker), each of whom is financially literate. In addition, both Mr. Kraft and Mr. Leiderman are chartered accountants currently active in private practice and, as such, qualify as financial experts. The Audit Committee met four times in 2003.

Compensation Committee

        The Compensation Committee is responsible for:

  •
  recommending to the Board policies relating to compensation of the Corporation's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Corporation's executive officers;

  •
  matters relating to pension, stock option and other incentive plans for the benefit of executive officers;

  •
  administering the Corporation's Stock Option Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Corporation's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The Charter of the Compensation Committee was amended and restated on April 23, 2003 to incorporate the requirements of SOX, the TSX Listing Standards, the new TSX and NYSE Amendments. The amended Charter provides that each member of the Compensation Committee must be unrelated and independent, as these terms are defined in the TSX and NYSE Amendments.

        The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Mr. Leiderman, Mr. Beaumont, Mr. Kraft and Dr. Green). The Compensation Committee met twice in 2003.

Governance Committee

        The Governance Committee is responsible for:

  •
  evaluating the Corporation's governance practices;

  •
  developing its response to the TSX Guidelines and recommending changes to the Corporation's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board of Directors and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of unrelated directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The Governance Committee charter was amended and restated on April 23, 2003 to incorporate the requirements of SOX, the TSX Listing Standards, and the TSX and NYSE Amendments. The amended Charter provides that each member of the Compensation Committee must be unrelated and independent, as these terms are defined in the TSX and NYSE Amendments.

        The Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Mr. Sheriff, Mr. Beaumont and Dr. Green). The Governance Committee met twice in 2003.

10.    The Board should assume or assign responsibility for corporate governance issues.

        See description of Governance Committee under guideline number 9.

11.    The Board should define management's responsibilities and approve corporate objectives to be met by the Chief Executive Officer.

        The Board holds management responsible for the development of long-term strategies for the Corporation. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the President and Chief Executive Officer, the Vice-President, Finance and Chief Financial Officer, Vice-President, Corporate Development and the Executive Vice-President and Chief Operating Officer report to the Board at least every quarter on the Corporation's progress in the preceding quarter and on the strategic, operational and financial issues facing the Corporation.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation's business. Management seeks the Board's prior approval for significant changes in the Corporation's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Corporation's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. The Corporation's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Corporation by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance.

12.    The Board should establish structures and procedures to enable the Board to function independently of management. An appropriate structure would be to appoint a chairman who is not a member of management.

        Mr. Nasso is the Chairman of the Board of Directors and Mr. Boyd is the President and Chief Executive Officer of the Corporation. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee the offices of Chairman and Chief Executive Officer will be held by the same person. The Board may also meet independently of management and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

13.    The Board should ensure that the Audit Committee is composed of outside directors and that the role of the Audit Committee is specifically defined.

        See description of Audit Committee under guideline number 9.

14.    The Board should implement a system to enable individual directors to engage outside advisors at the Corporation's expense.

        The Board has a policy of permitting individual directors, subject to the approval of the Board, to engage outside legal, financial or other expert advisors at the Corporation's expense in the appropriate circumstances.

APPENDIX C:

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1.
The Stock Option Plan of the Corporation be amended as follows:

(a)
by deleting "8,000,000" in the first sentence of section 4 and substituting it with "10,000,000";

(b)
by deleting "ten" and substituting it with "five" in each of section 5 and subsections 7(d)(i) and (iv);

(c)
by adding the following words after the first sentence of Section 7(c): "provided that options granted under the Plan shall vest and become exerciseable not more quickly than, in equal instalments (computed in each case to the nearest full share) on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant; and

(d)
by adding the following subsection after subsection 7(f):

    "(g)    Maximum of Options Granted Per Fiscal Year. The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation shall not exceed 1% of the Outstanding Issue immediately prior to the grant of such options."

2.
Any officer or director of the Corporation is authorized and directed on behalf of the Corporation to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

APPENDIX D:

AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN

1.    Purpose

        The Purpose of this stock option plan ("Plan") is to encourage ownership of common shares (the "Shares") of Agnico-Eagle Mines Limited (the "Corporation") by directors, officers, employees and service providers, being those persons who are primarily responsible for the management and profitable growth of the Corporation's business, by providing additional incentive for superior performance by such persons and to enable the Corporation to attract and retain valued directors, officers, employees and service providers.

2.    Interpretation

        For the purpose of this Plan, the following terms shall have the following meanings:

  "Committee" means the Compensation Committee appointed by the Board of Directors of the Corporation;

  "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Corporation or a subsidiary of the Corporation;

  "Eligible Assignee" means, in respect of any Eligible Person, such person's Spouse, minor children and minor grandchildren, a trust governed by a registered retirement savings plan of an Eligible Person, an Eligible Corporation or an Eligible Family Trust;

  "Eligible Corporation" means a corporation controlled by an Eligible Person and of which all other shareholders are Eligible Assignees;

  "Eligible Family Trust"means a trust of which the Eligible Person is a trustee and of which all beneficiaries are Eligible Assignees;

  "Eligible Person" means, subject to all applicable laws, any employee, officer, director of or Consultant to the Corporation or any subsidiary of the Corporation;

  "Market Price" shall have the following meaning:

  (a)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in Canadian dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the TSX on such day. If the Shares did not trade on the TSX on such day, Market Price shall be the closing sale price for board lots of the Shares on the NYSE on such day converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on such stock exchange in Canada on which the Shares are listed on such day as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the TSX on such date; or

  (b)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in United States dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the NYSE on such day. If the Shares did not trade on the NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on the TSX on such day converted into United States dollars at the rate at which Canadian dollars may be exchanged into United States dollars using the Noon Buying Rate. If the Shares do not trade on such day on either such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the NYSE on such day.

  If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

  "Non-Management Eligible Person" shall have the meaning ascribed thereto in section 8;

  "Noon Buying Rate" means the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or, in the event such rate is not quoted or published by the Federal Reserve Bank of New York, shall be the exchange rate determined by reference to such other publicly available service for displaying exchange rates as may be determined by the Committee;

  "NYSE" means the New York Stock Exchange;

  "OBCA" means Business Corporations Act (Ontario), as amended from time to time;

  "Outstanding Issue" shall have the meaning specified in section 627 of the TSX Company Manual;

  "Spouse" shall have the meaning given to it in the Income Tax Act (Canada);

  "subsidiary" shall have the meaning given to it in the Securities Act (Ontario); and

  "TSX" means The Toronto Stock Exchange.

3.    Administration

        The Plan shall be administered by the Committee, which shall consist of not fewer than three directors of the Corporation. Vacancies on the Committee, howsoever caused, shall be filled by the Board of Directors of the Corporation. The Committee shall have full authority to interpret the Plan and to make any such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management. The decisions of the Committee shall be binding and conclusive for all purposes and upon all persons.

4.    Number of Shares Reserved

        The maximum number of Shares which may be reserved for issuance under the Plan shall be 10,000,000 Shares, subject to adjustment in accordance with section 10 which number may only be increased with the approval of the shareholders of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise) warrants, share purchase plans or other compensation arrangements shall not exceed 5% of the Outstanding Issue. Any Shares subject to an option granted under the Plan which for any reason is cancelled or terminated without having been exercised shall again be available to be granted under the Plan. All Shares issued pursuant to the exercise of options granted under the Plan will be so issued as fully paid common shares of the Corporation.

5.    Expiry Date

        Options granted under the Plan must expire not later than five years after the date the option was granted. Each option shall be subject to earlier termination as provided in paragraph 7(d) of the Plan.

6.    Participation

        Options shall be granted under the Plan only to Eligible Persons as shall be designated from time to time by the Committee, Eligible Corporations and Eligible Family Trusts and shall be subject to the rules and regulations of any stock exchange upon which the Shares are listed for trading.

7.    Terms and Conditions of Options

        The terms and conditions of options granted under the Plan shall be set forth in written option agreements between the Corporation and the optionees. Such terms and conditions shall include the following and such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Committee:

  (a)
  Exercise Price: The exercise price of an option granted under the Plan shall be fixed by the Committee, which price shall not be less than the Market Price of the Shares on the trading day immediately preceding the date of the grant. The Committee may also determine that the exercise price per Share may escalate at a specified rate dependent upon the year in which any option to purchase Shares may be exercised by the optionee.

  (b)
  Payment: The full purchase price of Shares purchased under the option shall be paid in cash upon the exercise thereof in the currency in which the Exercise Price is denominated. A holder of an option shall have none of the rights of a shareholder until the Shares are issued to him.

  (c)
  Exercise of Options: The Committee may determine when an option will become exercisable and may determine that the option shall be exercisable in instalments on such terms as to timing of vesting or otherwise as the Committee deems advisable provided that options granted under the Plan shall vest not more quickly than, in equal instalments (computed in each case to the nearest full share), on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant. Except as provided in paragraph 7(d) hereof, no option may be exercised unless that optionee is then an Eligible Person. The Plan shall not confer upon the optionee any right with respect to continuation of employment by the Corporation.

  (d)
  Termination of Options: Any option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

  (i)
  the date of expiration specified in the option agreement, being not later than five years after the date the option was granted;

  (ii)
  subject to subparagraph (d)(iv) below, 30 days after the date an optionee ceases to be an Eligible Person for any reason whatsoever other than death;

  (iii)
  six months after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent that the optionee would have been entitled to exercise it at the time of his death; and

  (iv)
  where the optionee is a director of the Corporation and ceases to be an Eligible Person by reason of his or her retirement or resignation from the Board of Directors of the Corporation, four years from the date of such retirement or resignation, subject to any resolution that may be passed by the Board of Directors of the Corporation on the recommendation of the Committee shortening such term, and provided that in no event shall any option granted pursuant hereto expire later than five years after the date the option was granted.

  (e)
  Assignment to Eligible Assignees: Subject to obtaining approval in advance from the Corporation and from each stock exchange on which shares of the Corporation are listed and which reserves the right to approve such assignments, Eligible Persons may assign options granted to them under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such options to other Eligible Assignees or the original optionee. The original optionee under the Plan must be an Eligible Person at the time of the assignment. Notwithstanding any such assignment, all options granted under the Plan shall be deemed to be the option of the original optionee for the purposes of applying the rules and policies of the stock exchanges on which shares of the Corporation are listed. No consideration may be given by any assignee in connection with any assignment of options granted under the Plan. Subject to the foregoing, no options shall be transferable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during his lifetime only by him.

  (f)
  Applicable Laws or Regulations: The Corporation's obligation to sell and deliver Shares under each option is subject to the compliance by the Corporation and any optionee with applicable securities laws and the requirements of regulatory authorities having jurisdiction and is also subject to the acceptance for listing of the Shares which may be issued in exercise thereof by each stock exchange upon which Shares of the Corporation are listed for trading.

  (g)
  Maximum Number of Options Granted Per Fiscal Year: The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation may not exceed 1% of the Outstanding Issue immediately prior to the grant of such options.

8.    Loans to Non-Management Eligible Persons

        Subject to Section 20 of the OBCA or any successor or similar legislation and other applicable laws, the Corporation may, at any time and from time to time, lend money (on a non-recourse or limited recourse basis or otherwise) or provide guarantees or other support arrangements to assist an Eligible Person who is not a director or officer of the Corporation (a "Non-Management Eligible Person") to fund all or a part of the purchase price for Shares being purchased pursuant to an option granted to a Non-Management Eligible Person under the Plan on such terms and conditions as the Corporation may determine, provided that each loan made to such Non-Management Eligible Person shall become due and payable in full on the date a Non-Management Eligible Person becomes a director or officer of the Corporation.

9.    Compulsory Acquisition or Going Private Transaction

        If and whenever there shall be a compulsory acquisition of the Shares of the Corporation following a takeover bid or issuer bid pursuant to Part XV of the OBCA or any successor or similar legislation, then following the date upon which the takeover bid or issuer bid expires, an optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such optionee was theretofore entitled to purchase upon the exercise of his or her options, the aggregate amount of cash, shares, other securities or other property which such optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to this bidder.

10.    Certain Adjustments. In the event:

  (a)
  of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

  (b)
  of any stock dividend to holders of Shares;

  (c)
  that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

  (d)
  of any distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares; or

  (e)
  that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to prior approval of the relevant stock exchanges, the number or kind of shares reserved for issuance and available for options under the Plan, the number or kind of shares subject to outstanding options and the exercise price per option shall be proportionally adjusted by the Committee to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of Shares.

11.  Amendment and Discontinuance of Plan

        The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time amend or revise the terms of the Plan or discontinue the Plan at any time, provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Notwithstanding the foregoing, without approval of the shareholders, no such amendment or revision shall increase the number of Shares issuable under the Plan, change the designation of the class of Eligible Persons or decrease the price at which options may be exercised.

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2004 ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
Table of Contents
SECTION 1: VOTING INFORMATION
SECTION 2: BUSINESS OF THE MEETING
Financial Statements
SECTION 3: COMPENSATION AND OTHER INFORMATION
APPENDIX A: RECORD OF ATTENDANCE BY DIRECTORS
APPENDIX B: STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX C: STOCK OPTION PLAN RESOLUTION
APPENDIX D: AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN